Hogan Lovells US LLP 1601 Wewatta Street Suite 900 Denver, CO 80202 T +1 303 899 7300 F +1 303 899 7333 www.hoganlovells.com

May 14, 2025

VIA EDGAR

Division of Corporation Finance, Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:	John Coleman Craig Arakawa

Re:	United States Steel Corporation
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2024
File No. 001-16811

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, United States Steel Corporation (the “Company”), in response to the letter from the staff (the “Staff”) of the Securities and Exchange Commission dated May 7, 2025 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024.  In the Comment Letter the Staff requested that the Company respond to the comments contained in the Comment Letter within ten business days or advise the Staff as soon as possible when the Company will respond.  Per our telephone conversion on May 14, 2025, on behalf of the Company, we advised the Staff that the Company requests a ten business day extension of the original due date.  We anticipate that the Company’s response will be submitted to your office on or before June 5, 2025.

If you have questions or require any additional information, please contact the undersigned at (303) 454-2414 or paul.hilton@hoganlovells.com.

Sincerely,

By:	/s/ Paul Hilton
Paul Hilton

Via email:

cc:	Jessica Graziano, United States Steel Corporation Megan Bombick, United States Steel Corporation

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